September 19, 2024

Daniel T. Scavilla
President and Chief Executive Officer
Globus Medical Inc.
2560 General Armistead Avenue
Audubon , Pennsylvania 19403-5214

        Re: Globus Medical Inc.
            Form 10-K for Fiscal Year Ended December 31, 2023
            Form 8-K dated August 6, 2024
            File No. 001-35621
Dear Daniel T. Scavilla :

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
Item 7. Management   s Discussion and Analysis of Financial Condition and
Results of Operations
Results of Operations , page 54

1. We note you have identified multiple factors that impact your operating results but it does not appear that you have separately quantified each factor identified. In future filings, when you describe two or more business factors that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each factor contributed to the overall change in that line item, including any offsetting factors. For example, you state that revenue increase was due to recent acquisition, penetration in existing territories and increase in volume of certain products, however you did not separately quantify each component or discuss the amount attributable to acquisition versus other factors. We refer to guidance in Item 303(b) of
        Regulation S-K. This comment also applies to your MD&A discussion for interim periods.
 September 19, 2024
Page 2


Form 8-K dated August 6, 2024
Exhibit 99.1, page 3

2. We note your non-GAAP measures include an adjustment for an in-process research and development (IPR&D) charge incurred in connection with your asset acquisition. We believe the adjustment for IPR&D is inconsistent with Question 100.01 of the CD&I on Non-GAAP Financial Measures. Please confirm to us you will no longer include the adjustment in any non-GAAP financial measure presented in accordance with Item 10(e)
       of Regulation S-K or Regulation G.
3. In future filings, please quantify the components within acquisition related costs/licensing.
       In addition, describe the nature of the licensing fee included and explain to us how this adjustment meets the requirements of Question 100.01 of the C&DI on Non-GAAP
       Financial Measures.
4. In future filings, please reconcile adjusted gross profit to the most directly comparable
       GAAP measure, as required by Item 10(e)(1)(i)(B) of Regulation S-K, and present gross profit as a percentage of net sales with more prominence than adjusted gross profit as a percentage of net sales in accordance with Item 10(e)(1)(i)(A) of Regulation S-K.
5. As a related matter, we note that you are presenting amortization of intangible separately and presenting a gross profit measure. Please tell us your consideration of the guidance in
       SAB Topic 11:B and how you concluded that the gross profit measure is fully burdened.
       In addition, if the gross profit presented on the face of the income statement is not materially fully burdened, it will need to be in order to present adjusted gross profit for purposes of complying with Item 10(e)(1)(i)(A) and (B) of S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christie Wong at 202-551-3684 or Li Xiao at 202-551-4391 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services